

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 26, 2013

Via E-mail
Mark Casale
President and Chief Executive Officer
Essent Group Ltd.
Clarendon House
2 Church Street
Hamilton HM 11 Bermuda

> **Re:** **Essent Group Ltd.**
> **Registration Statement on Form S-1**
> **Filed September 16, 2013**
> **File No. 333-191193**

Dear Mr. Casale:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We are still reviewing your amended registration statement filed on September 26, 2013. Please note that we may have additional comments after we have completed our review.

Management, page 136

2. We note on page 139 that upon consummation of the offering, you will enter in a shareholders agreement with Pine Brook. We also note on page 139 that vacancies caused by loss of a Pine Brook nominee will be filled at the direction of Pine Brook. Once determined, please identify the director or nominee to be selected as Pine Brook's designee pursuant to the shareholders agreement.

Voting Arrangements, page 139

3. We note on page 139 that you will enter into a shareholders agreement with Essent Intermediate, L.P. and Pine Brook Essent Co-Invest, L.P. We also note on page 159 that Essent Intermediate, L.P. is an affiliate of one of your shareholders. Please identify the shareholders affiliated with each of Essent Intermediate, L.P. and Pine Brook Essent Co-Invest, L.P. the first time these companies are described.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ibolya Ignat at (202) 551-3656 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Jones at (202) 551-3786, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Michael Groll, Esquire
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019